                                                                            TSX/NYSE/PSE: MFC        SEHK: 945

For Immediate Release
August 8, 2014

Manulife Financial Corporation announces intention to redeem
Class 1 Preferred Shares Series 1

TORONTO – Manulife Financial Corporation (“Manulife”) today announced its intention to redeem all of its outstanding 14,000,000 Non-cumulative Rate Reset Class 1 Shares Series 1 (“Series 1 Preferred Shares”) for cash on September 19, 2014. The Series 1 Preferred Shares are redeemable at Manulife’s option on September 19, 2014, at a redemption price per Series 1 Preferred Share equal to C$25.00 for an aggregate total of C$350 million. Formal notice will be delivered to holders of Series 1 Preferred Shares in accordance with the terms outlined in the share provisions for the Series 1 Preferred Shares.

Separately from the redemption price, the final quarterly dividend of C$0.35 per Series 1 Preferred Share will be paid in the usual manner on September 19, 2014 to shareholders of record on August 19, 2014.  After the Series 1 Preferred Shares are redeemed, holders of Series 1 Preferred Shares will cease to be entitled to distributions of dividends and will not be entitled to exercise any rights as holders other than to receive the redemption price.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to Manulife's intention to redeem the Series 1 Preferred Shares. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to general business and economic conditions. Additional information about material factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$637 billion (US$597 billion) as at June 30, 2014. Our group of companies operates as Manulife in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Anique Asher Manulife 416-852-9580 anique_asher@manulife.com

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